EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended				Nine Months Ended
	September 30, 2014		September 30, 2013		September 30, 2014		September 30, 2013
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$19,553		$17,846		$54,755		$55,690
Add: Fixed charges, net	12,673		11,928		37,022		36,372
Income before income taxes and fixed charges, net	32,226		29,774		91,777		92,062
Fixed charges
Interest expense	$12,386		$11,633		$36,173		$35,507
One-third of rental expense	287		295		849		865
Interest on unrecognized tax benefits	-		-		-		-
Total fixed charges	$12,673		$11,928		$37,022		$36,372
Ratio of Earnings to Fixed Charges	2.54	x	2.50	x	2.48	x	2.53	x

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$19,553		$17,846		$54,755		$56,929
Add: Fixed charges, net	7,697		7,020		22,432		32,151
Income before income taxes and fixed charges, net	27,250		24,866		77,187		89,080
Fixed charges
Interest expense (excluding deposits)	7,410		6,725		21,583		31,465
One-third of rental expense	287		295		849		686
Interest on unrecognized tax benefits	-		-		-		-
Total fixed charges	$7,697		$7,020		$22,432		$32,151
Ratio of Earnings to Fixed Charges	3.54	x	3.54	x	3.44	x	2.77	x